NO ACT
[redacted]

08058619

DC PE 7-31-08

Act: 1933
Section: 2(a)(1)
Rule:
Public Availability: 8/18/2008

August 18, 2008

Received SEC

AUG 18 2008

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Midwest Real Estate Data LLC
Incoming letter dated July 31, 2008

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance upon your opinion that registration is not required, Midwest Real Estate Data LLC offers and sells the Preferred Units, as such term is defined in your letter, without compliance with the registration requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Charles Kwon
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2008

Mail Stop 3010

Matthew I. Hafter
Grippo & Elden LLC
111 South Wacker Drive
Chicago, Illinois 60606

Re: Midwest Real Estate Data LLC

Dear Mr. Hafter:

In regard to your letter of July 31, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

GRIPPO & ELDEN

GRIPPO & ELDEN LLC
111 South Wacker Drive
Chicago, Illinois 60606
(312) 704-7700
FAX: (312) 558-1195
(312) 263-7356

To Call Writer Direct
(312) 704-7733
mhafter@grippoelden.com

1933 Act Sections 2(a)(1) and 5
1934 Act Sections 3(a)(10) and 12(g)

July 31, 2008

By Electronic Mail and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Charles Kwon

Re: Request for No-Action Letter for Midwest Real Estate Data LLC

Dear Mr. Kwon:

We are writing regarding Midwest Real Estate Data LLC, an Illinois limited liability company (the "Company"). The Company was recently formed to operate a multiple listing service ("MLS") and to aggregate and distribute the real estate listings and other related data of participating licensed real estate broker firms operating in the nine counties in Northern Illinois that make up the greater Chicago metropolitan and suburban area (the "Chicago Area"). The Company would offer its preferred membership interests ("Preferred Units") to the approximately 5,000 – 6,000 real estate broker firms in the Chicago Area, which is the subject of this letter.

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend that the Securities and Exchange Commission take any enforcement action if the Company offers and sells its preferred membership interests in the manner outlined below without registration under Section 5 of the Securities Act and/or Section 12(g) of the Exchange Act.

For your reference, we attach a copy of the Company's Amended and Restated Operating Agreement dated as of July 10, 2008 (the "Operating Agreement") and the Company's Articles of Organization, as amended, as Exhibits to this letter. We refer to specific sections of the Operating Agreement below.

I. Factual Background

The Company was formed for the purpose of operating an MLS pursuant to the rules and regulations of the National Association of REALTORS®, to aggregate and distribute the real estate listings and other data of participating real estate professionals in the Chicago Area, and to provide MLS services to those real estate professionals, all on approximately a break-even basis. (Operating Agreement §2.3). The participants in the Company's MLS consist of real estate professionals who are licensed by the appropriate state regulatory bodies and who are members of the National Association of REALTORS®. For purposes of this letter, we refer to all of the participating real estate professionals as "Firms."

An MLS is a database that provides a central clearinghouse of real estate listings in a particular geographic area, and unilateral offers of compensation among participating licensed real estate professionals with respect to transactions in the listed properties. Participating real estate professionals contribute listings and related information to the MLS for use by other participants who subscribe to the MLS in order to facilitate buyer interest in the listed properties. Thus, real estate licensees both provide the "inventory" of property listings in an MLS and are also the "consumers" of the data in the MLS.

The Company is the result of the consolidation of two Chicago-area multiple listing services, Multiple Listing Service of Northern Illinois, Inc. ("MLSNI") and Multiple Listing Service of Mount Prospect, Arlington Heights, Palatine, and Prospect Heights ("MAP"). In the consolidation, MLSNI contributed its assets and most of its cash to the Company in exchange for 10 common units. MAP contributed certain assets related to its MLS and the Company assumed certain MAP liabilities. MAP did not receive any units of the Company or any consideration other than the Company assuming its liabilities and a cash payment of approximately $171,000 for the depreciated value as of the closing of MAP's furniture, fixtures and equipment transferred to the Company.

MLSNI has 10 shareholders consisting of the local REALTOR® associations that, collectively, cover the Chicago Area (e.g., the Chicago Association of REALTORS®, Oak Park Board of REALTORS®, etc.). The members of these local REALTOR® associations are licensed Firms and their REALTOR® agents. The 10 MLSNI shareholders own 100% of the capital stock of MLSNI and each has appointed a representative to MLSNI's Board of Directors. Before the consolidation, the majority of MLSNI's 22 directors were nominated by Firms but elected by the 10 shareholder associations. MAP's Board of Directors is elected directly by its member brokers. MAP's MLS covered a geographic area within MLSNI's service area, causing some of the Firms who submitted listings to MLSNI to also submit listings and pay fees to MAP.

The primary purpose of the MLSNI/MAP consolidation is to create a single MLS for Firms in the Chicago Area, providing MLS and other services at a lower cost and with greater efficiency, and to eliminate the need for any Firms to purchase overlapping MLS services from two different sources. In so doing, MLSNI and MAP agreed to create a governance structure for the Company that recognizes the importance of direct broker participation in electing most of the seats on the Company's Board of Managers and in voting on a number of specific fundamental matters. At the same time, the Company's governance structure also recognizes the importance of the local REALTOR® associations and their historic economic interests as the holders of 100% of MLNSI's common stock.

The Company has a total of 10 common membership interests, all of which are owned by MLSNI (or, if MLSNI is dissolved in the future, by the 10 local REALTOR® associations that own MLSNI). The Company issued its common units to MLSNI in exchange for MLSNI's contribution of operating assets and cash to the Company. For purposes of this letter, these common units are securities and they were issued and sold to MLSNI at the closing of the MLSNI/MAP consolidation as of April 1, 2008, in a private offering that was exempt from registration under Section 4(2) of the Securities Act. We are not seeking any response from the Staff concerning the offer and sale of the Company's common units to MLSNI.

MLSNI, as the owner of the common units, is entitled to elect two of the 15 members of the Company's Board of Managers. (Operating Agreement §5.2) The common units are entitled to any distributions or dividends made by the Company and will receive a distribution to cover any tax liabilities MLSNI incurs as the common member; however, given the Company's explicit purpose of operating on an essentially break-even basis, distributions are not expected to be material. (Operating Agreement §§2.3, 4.4). The common units are entitled to any residual equity in the Company in the event of a sale of the Company or on its dissolution. (Operating Agreement §9.2).

Firms are not entitled to own any common units. Instead, Firms are eligible to purchase the Company's preferred membership interests. Each Firm may only purchase one preferred unit, regardless of the size of the Firm. (Operating Agreement §3.1). The Company will offer preferred units to Firms for $1,000 each, which may be paid in full or in four installments of $250 (plus a $25 surcharge per payment). (Operating Agreement §3.2). There are no provisions in the Operating Agreement limiting the number of preferred units that may be issued and it is not anticipated that the Company would ever desire to impose such a limitation. Preferred units will be available to all qualifying Firms. No preferred units have been offered or sold to date.

The Company distributes MLS services using MLSNI's historic model. As with MLSNI, the Company entered into a Services Agreement with each of the 10 REALTOR® associations covering the Chicago Area. Under the Services Agreements, these REALTOR® associations distribute the Company's MLS services to their members (who are licensed real estate professionals) and bill their members. This is for the Company's convenience, and allows the associations to handle billing for MLS services along with billing from the associations for the many other services they offer their members. This relieves the Company of the burden of dealing with thousands of Firms and allows the Company to collect from 10 associations. Firms are not required to purchase preferred units in order to use the Company's MLS services. Each REALTOR® association may charge whatever fee it wishes for the MLS services, and the Company's Rules and Regulations provide that the same price must be offered to Firms regardless of whether or not they are preferred members. No discounts will be given to the preferred members and they will receive no benefits (including no tax benefits) from the Company as a result of their ownership of the preferred units, other than the right to participate in certain governance matters as described below.

Each preferred member will have one vote for each unit held, and each preferred member is only permitted to hold one unit. (Operating Agreement §§3.1, 6.4). Preferred members are entitled to elect 13 of the 15 members of the Company's Board of Managers, and will also be entitled to vote on certain fundamental transactions such as the sale or dissolution of the Company and major amendments to the Company's Articles of Organization or Operating Agreement. (Operating Agreement §§9.1(a), 13.2).

Holders of preferred units will not receive any dividends or distributions. (Operating Agreement §4.4). (Since they are not entitled to any economic interest in the Company, preferred members will not even receive distributions for tax purposes that might otherwise be typical of a limited liability company taxed as a partnership.) Preferred members will have no economic interest in the Company other than the possibility of a return of their initial capital contribution ($1,000), without interest, on withdrawal from the Company (at the Company's election) or on dissolution of the Company. (Operating Agreement, Article I, definition of "Preferred Member," §§8.2, 9.2, 13.5).

A preferred member may withdraw from the Company in accordance with the Illinois Limited Liability Company Act, in which case the withdrawing member must sell its preferred unit back to the Company if the Board of Managers elects to repurchase the unit. Repurchase by the Company is optional but is expected to be the practice if the Company has adequate capital to do so. The redemption price for a withdrawing member's preferred unit is equal to the initial capital contribution ($1,000), without any interest. (Operating Agreement §§8.2, 13.5). A withdrawing Firm may not purchase another preferred unit for three years after the date of its withdrawal. (Operating Agreement §8.2). Upon dissolution of the Company, to the extent that funds are available after satisfying the Company's liabilities (including, by establishing reserves for contingent liabilities), the preferred unit holders will receive only the amount of their initial capital contribution ($1,000), without any interest. (Operating Agreement §9.2).

Firms must purchase preferred units directly from the Company. Transfer (defined broadly to include any sale, transfer, assignment, pledge, hypothecation or any other indirect disposition) of preferred units is not permitted unless it is in connection with an acquisition, sale, merger or other combination of two Firms and provided that after such transaction each Preferred Member holds only one Unit. If there is second unit held by the combining entities it will be redeemed by the Company for the amount of the initial capital contribution, without interest. In all cases, the Company's Board of Managers must consent to the Transfer. (Operating Agreement Article I, defined term "Transfer," §3.1 and §8.1).

Firms in the Chicago Area will be provided with written materials describing the characteristics of the preferred units, including the fact that preferred members will never receive distributions on the preferred units, that there are transfer restrictions on the preferred units, and that upon a preferred member's withdrawal the Company may, at its election, repurchase the preferred unit for a price equal to the original capital contribution. Each Firm which desires to become a preferred member of the Company will be required to execute a written subscription agreement that will (i) state prominently that the purchase of a preferred unit is not a financial investment, but is solely for the purpose of obtaining the right to participate in the election of the Company's Board of Managers and to vote on certain fundamental transactions of the Company, (ii) conform in other applicable respects to this no-action letter request, and (iii) include a copy of the Company's Operating Agreement as an exhibit. The Company will offer its preferred units without any placement agent, broker or other intermediary. There will be no commissions or discounts paid in connection with the sale of the preferred units. The Company will use the proceeds from the sale of the preferred units for working capital.

II. <u>Statement of Issue</u>

Whether the preferred units of the Company constitute "securities" within the definition of that term in Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act and therefore require registration under Section 5 of the Securities Act and/or 12(g) of the Exchange Act.

III. <u>Opinion</u>

It is our opinion that the Company's preferred units do not constitute "securities" within the meaning of that term as defined in Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, because:

(1) the preferred units can only be issued to licensed Firms, who purchase units for the sole purpose of obtaining the right to participate in the election of the Company's Board of Managers and to vote on certain other fundamental decisions;

(2) the holders of preferred units have no dividend rights and no expectation of gain or profit from their ownership of preferred units;

(3) the Company's Operating Agreement requires the preferred unit holders to sell their units back to the Company upon the member's withdrawal from the Company, if the Company elects to purchase the preferred unit;

(4) the Company's repurchase price for preferred units is fixed at the preferred member's original purchase price or capital contribution so that in no event may a preferred member receive more than it paid for the preferred unit;

(5) other than in connection with redemption by the Company for the original purchase price, no distributions will ever be made to the preferred unit holders;

(6) upon the dissolution of the Company, the preferred members are only entitled to receive the purchase price of their preferred unit, without the payment of any interest thereon; and

(7) transfers, assignments, pledges, hypothecations and the like of preferred units are not permitted unless the transfer is in connection with an acquisition, sale, merger or other combination of two Firms and the Company consents to the transfer (in which case the surviving Firm may only own one preferred unit and if there is second unit held by the combining entities it will be redeemed by the Company for the amount of the initial capital contribution, without interest).

Further, because in our opinion the preferred units are not securities, it is also our opinion that registration of the offer and sale by the Company of its preferred units to Firms is not required under Section 5 of the Securities Act and/or Section 12(g) of the Exchange Act.

IV. Legal Discussion

A. *The Preferred Units Do Not Have the Characteristics of Securities.*

Section 2(a)(1) of the Securities Act defines a security as "any note, stock, … investment contract, … or in general, any interest or instrument commonly known as a 'security,' …." Section 3(a)(10) of the Exchange Act contains an almost identical definition of "security." While it is true that often an interest in a limited liability company may fall within the definition of a security, the Supreme Court in Tcherepnin v. Knight, 389 U.S. 332, 336 (1967), held that in interpreting the term "security," form should be disregarded for substance and the emphasis should be on economic reality. The economic realities of a preferred unit of the Company show that it is not a "security."

In analyzing whether an ownership interest referred to as "stock" in a housing cooperative constituted a security for purposes of the Securities Act and the Exchange Act, the Supreme Court in United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 848-851 (1975), rejected the argument that merely labeling the interest "stock" meant that is was a security. Instead, Forman looked at whether the interests had the essential characteristics of a security: the right to receive dividends contingent upon an apportionment of profits; negotiability; ability to be pledged or hypothecated; voting rights in proportion to the number of shares owned; and ability to appreciate in value. See also Landreth Timber Co. v. Landreth, 471 U.S. 681 (1985). Similarly, in Tcherepnin, the Court found that the most common feature of a security is the right to receive dividends contingent upon an apportionment of profits. *Supra.* at 339.

The Court in Forman concluded that the common stock of a housing cooperative, where the stock was incidental to the shareholder-tenant's lease, was not a "security" within the meaning of the Securities Act. The relationship between the Company and the Firms that are its preferred members is similar to that of the housing cooperative and its tenants at issue in Forman in the sense that the "security" is merely incidental to participation in the cooperative. In Forman, the common stock was incidental to an apartment lease; here, the Company's preferred units are simply a way to give Firms a voice in the governance of the MLS, in which they participate.

The Company operates as a cooperative in the sense that it is organized by a group of professionals who control the entity and delivery of services offered to them. There is no difference between those who supply the commodity the Company sells through its MLS – real estate listings – and those who purchase the services; they are all licensed real estate professionals in the Chicago Area who are members of one of the 10 REALTOR® associations. In this way, the objective of the Company is not to extract profit from its customers and transfer that wealth to equity holders but rather to provide the MLS service.

Although the Company's legal formation is an Illinois for profit limited liability company, the Company's Operating Agreement requires that the Company operate on a basis that will not generate profit (if a profit accumulates the Company will reduce its fees). Thus, the rationale to own preferred units is for Firms to have a voice to influence management of the Company and delivery of the MLS services by voting for members of the Board of Managers and voting on certain other matters.

The Company's preferred units do not carry any of the economic rights identified by the Supreme Court in Forman, Landreth Timber and Tcherpnin as inherently necessary for an instrument to be classified as a security. Under the Company's Operating Agreement: (1) the Company and its MLS are to be operated in a manner that does not generate profits for its members, including the holders of the Company's preferred units; (2) the holders of the preferred units will not receive dividends or distributions; (3) the preferred units are not negotiable and may only be transferred in very limited circumstances (a) to another Firm (b) with the consent of the Company's Board of Managers; (4) the preferred units cannot be pledged or hypothecated; (5) a Firm is not permitted to own more than one unit and therefore is limited to one vote regardless of the size of the Firm; (6) if the Company elects to repurchase the preferred unit upon the preferred member's withdrawal, the purchase price will not exceed what the preferred member paid for the unit, without interest; and (7) upon the dissolution of the Company, the preferred unit holders may receive no more than the amount they paid for the preferred unit, without interest.

B. *The Preferred Units Are Not an Investment Contract.*

In addition to examining the security characteristics under Forman, courts examine whether or not an investment is an "investment contract" under SEC v. W.J. Howey, 328 U.S. 293 (1946). In Howey, the Supreme Court found that an instrument is an "investment contract," and thus is a security, if in economic reality, there is: (1) an investment of money, (2) in a common enterprise, (3) premised on a reasonable expectation of receiving profits, (4) solely from the entrepreneurial or managerial efforts of others. *Id.* at 298-299.

In the Company's situation, each preferred unit holder will contribute $1,000 in a common enterprise (the Company), which is operated by a Board of Managers, subject to the limited voting rights of the members. In this sense, three of the four elements of the Howey test are met. However, the Company's preferred members will have absolutely no expectation of profits. The explicit terms of the Operating Agreement provide that the Company must be operated in a manner that does not generate profits (and requires that the Company provide MLS services on approximately a break-even basis). The Operating Agreement also prohibits the Company from making dividends or distributions to preferred members, and limits transfers of preferred units to other Firms only with the Company's consent in connection with an acquisition, sale, merger or other combination of two Firms provided that after such transaction each Preferred Member holds only one Unit. If there is second unit held by the combining entities it will be redeemed by the Company for the amount of the initial capital contribution, without interest. Upon the preferred member's withdrawal the Company has the right, but not the obligation, to repurchase the preferred unit at the same price the preferred unit holder paid for the unit. (Operating Agreement §8.2(b)). If the Company is dissolved the most a preferred unit holder may receive is the return of its capital contribution. (Operating Agreement §9.2). The absence of the "expectation of profit" element in the Howey test demonstrates that the preferred units are not an investment contract (and, therefore, merely incidental to the actual objective of the preferred units which is to give Firms a direct vote in Company governance).

These same factors - that Firms may only purchase preferred units directly from the Company; the purchase price for a preferred unit from the Company is a uniform $1,000; and Firms may not transfer or assign their preferred units except with the Company's consent where two Firms merge or combine (in which case the Company will redeem one of the two preferred units for $1,000, so two firms would not merge with the goal of gaining a second preferred unit) - show that there will be no secondary market for the preferred units. Accordingly, in addition to no expectation of profit generated by the Company, preferred members will have no expectation of any appreciation in value of their preferred units and thus, no expectation of profit in the sale of their preferred units in any market.

C. *The Preferred Units Are Not Securities Under Reves.*

The Court in Reves v. Ernst & Young, 494 U.S. 56 (1990), set out additional factors to analyze whether an instrument is a security. The Reves Court looked at: (1) the motivations that would prompt a reasonable seller and buyer to enter into the transaction; (2) the plan of distribution; (3) the reasonable expectations of the investors; and (4) additional factors, such as the existence of another regulatory scheme which would reduce the risk of the investment.

The motivation for Firms to purchase a preferred unit is to obtain a right to vote to elect members of the Company's Board of Managers (which is responsible for management of the MLS) and to vote on other significant matters affecting the Company. Since the MLS is a database created by the exchange of real estate listings provided by Firms and used by Firms to facilitate the sale of those properties and for the payment of commission compensation arising from real estate transactions, Firms in the Chicago Area may have an interest in obtaining a voice to influence management of the MLS. Because the Company does not operate to make a profit and any economic rights (e.g., dividends and distributions, etc.) are limited to the common units, and because the most a preferred member may receive from the Company for its preferred units is the return of its initial capital contribution ($1,000, upon withdrawal, at the election of the Company, or upon the dissolution of the Company), it is inconceivable that there is any "investment" or other economic motive for a Firm purchasing a preferred unit.

The Company will be offering preferred units to a limited class of potential buyers – Firms who are members of one of the 10 regional REALTOR® associations in the Chicago Area. Firms must purchase the preferred units directly from the Company with a subscription agreement that specifically (i) states prominently that the purchase of a preferred unit is not a financial investment, but is solely for the purpose of obtaining the right to participate in the election of the Company's Board of Managers and to vote on certain fundamental transactions of the Company, (ii) conforms in other applicable respects to this no-action letter request, and (iii) includes a copy of the Company's Operating Agreement as an exhibit. As discussed above, Transfers of preferred units are significantly restricted, and there will be no secondary market for the preferred units. As also discussed above, because there will be no dividends or other economic benefits associated with preferred units, there will be no appreciation in the value of a preferred unit. Moreover, because Firms are only permitted to hold one preferred unit and will have one vote per unit, there is no reason for a Firm to accumulate more than one preferred unit.

For these same reasons, Firms will not have any reasonable expectation that they will earn a profit or have any appreciation on their capital contribution to the Company by owning preferred units. Owning preferred units is simply a mechanism that enables Firms to have a voice in the Company's affairs rather than to enjoy any economic gain. The Company's

Operating Agreement makes this clear, and each Firm contemplating a purchase of preferred units will receive a copy of the Operating Agreement and a disclosure document highlighting these factors.

Finally, while there is no separate regulatory scheme that would reduce the risk of owning preferred units of the Company, none is needed. There is essentially no "risk" associated with ownership, since Firms will have no expectation of profits or distributions. A withdrawing preferred member should not even have a reasonable expectation that it will get its money back because in that situation, the Company has the option, but not the obligation, of repurchasing the preferred units for the amount of the preferred member's original capital contribution. While the Company expects that it may repurchase preferred units and return the capital contribution, it is not obligated to do so. Similarly, upon dissolution preferred members may receive a return of the capital contribution, but only if there is cash available after satisfying the Company's prior obligations.

D. *Previous No-Action Letters Support the Company's Position.*

The Company's situation is very similar to the following no-action letter requests which have received favorable responses from the Staff:

Veterinary Products, Inc., February 6, 1998, available in Westlaw, 1998 WL 48754. (Veterinary products cooperative issued "stock" to its members, who were all licensed veterinarians; no dividends paid; each shareholder may only own one unit of stock; each shareholder has one vote; no expectation of gain or profit).

Professional Veterinary Products, Ltd., July 12, 1996, available in Westlaw, 1996 WL 391681. (Veterinary products cooperative issued "stock" to its members, who were all licensed veterinarians; no dividends paid; each shareholder may only own one unit of stock; each shareholder has one vote; no expectation of gain or profit).

Service Centers Corporation, May 21, 1993, available in Westlaw 1993 WL 177856. (Credit union service organization issued non-transferable interests only to credit unions; no appreciation potential; no dividends paid; earnings used only to reduce costs and reductions are related to utilization of services, not ownership of stock).

American Truckload Cooperative, Inc., July 1, 1993, available in Westlaw, 1993 WL 262725. (Merchandizing and buying organization owned and directed by its members for their benefit; members purchased one share of "stock"; transfer, pledge and hypothecation of the shares restricted by terms of shareholders' agreement; no dividends paid; one vote per shareholder; no expectation of profit).

Associated Grocers of New England, Inc., October 5, 1989, available in Westlaw, 1989 WL 246382. (Stock certificates do not possess most of the characteristics of a security such as unrestricted transferability and ordinary dividend rights; potential for appreciation is not significant, and the stock and certificates merely represent membership interests in a corporation operating on a cooperative basis).

Affiliated of Florida, Incorporated, September 25, 1987, available in Westlaw, 1987 WL 108467. (Equity interests issued by grocery cooperative do not possess most of the characteristics of a security, such as unrestricted transferability and ordinary dividend rights; the interests merely evidence membership in a cooperative, and each member only has one vote regardless of the number of shares owned).

Associated Wholesalers, Incorporated, April 24, 1986, available in Westlaw 1986 WL 65423. (Grocery cooperative issued "stock" to members; transfer of shares restricted; one vote per member regardless of the number of shares held; no payment of dividends; no expectation of profit).

V. Conclusion

On the basis of the foregoing, we respectfully request that the Staff not recommend any enforcement action to the Commission with respect to the offer and sale by the Company of its preferred units without registration under Section 5 of the Securities Act and/or 12(g) of the Exchange Act. In the event that you are unable to concur with our view or to grant the requested no-action relief, we would appreciate the opportunity to discuss this matter with you before you formally respond.

If you have any questions or need further information regarding this request, please contact the undersigned at (312) 704-7733 or Judy Smith of our office at (312) 704-7761.

Sincerely,

Matthew I. Hafter

Attachments: Amended and Restated Operating Agreement (Exhibit A)
Articles of Organization, as amended (Exhibit B)

END